sirit Inc.

03 JUL 15 AM 7:21

July 4, 2003



03024521

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-11 for SIRIT's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

dlw 7/15

#2450 – 650 West Georgia Street, PO Box 11537, Vancouver, BC, V6B 4N7 Canada
Tel: (604) 682-3030 Fax: (604) 683-0704 Website: www.sirit.com

Reg. No 82-3200



NEWS RELEASE

July 4, 2003

TSX Trading Symbol: SI

News Release #03-11

SIRIT Inc. Announces Terms of Rights Offering

Vancouver, BC and Toronto, ON – July 4, 2003 – SIRIT Inc. ("SIRIT") (TSX: SI) today announced that all applicable securities regulatory approvals have been obtained for its previously announced rights offering to raise proceeds of CDN$1,792,399. Subject to final approval of the Toronto Stock Exchange (the "TSX"), each holder of SIRIT common shares of record on July 15, 2003 will receive one right for each common share held. Four rights plus CDN$0.1575 will entitle the holder to subscribe for one common share of SIRIT up to the expiry of the rights at 4:00 p.m. (Vancouver time) on August 7, 2003. An aggregate of 11,380,312 additional common shares of SIRIT will be issued on completion of the rights offering. The TSX has conditionally approved the posting of the rights for trading on the TSX and, subject to requisite filings, the rights will begin trading on the TSX on a "when issued" basis on July 11, 2003. Evansville, Ltd. ("Evansville"), an offshore entity which currently owns approximately 6.14% of the outstanding common shares of SIRIT, has committed to back-stop the rights offering so as to ensure that all of the common shares to be offered pursuant to the rights offering are subscribed for and purchased. Evansville has also agreed to purchase by way of private placement 4,492,703 common shares in the capital of SIRIT at CDN$0.1575 per share, subject to SIRIT obtaining all requisite regulatory approvals, including the approval of the Toronto Stock Exchange. The combined gross proceeds from the rights offering and the private placement will yield to SIRIT a total of CDN$2,500,000. Upon completion of the rights offering and the private placement, an aggregate of 61,394,264 common shares of SIRIT will be issued and outstanding.

Certificates evidencing the rights and a rights offering circular will be mailed to shareholders on or about July 17, 2003.

SIRIT intends to use the proceeds from the rights offering to repay all amounts advanced by Evansville under a bridge loan facility entered into with Evansville in June 2003 as well as to fund SIRIT's continued growth.

A registration statement relating to the shares being offered in the rights offering will be filed with the Securities and Exchange Commission, but has not yet been filed or become effective. These shares may not be sold in the United States nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About SIRIT:

SIRIT is a leading designer, developer and manufacturer of radio frequency identification (RFID) products and solutions. Offering an extensive line of products and solutions that support a broad range of RFID tags, standards, and frequencies, SIRIT's RFID products have been deployed to numerous blue chip companies across a wide range of applications including supply chain management, electronic toll collection (ETC), automatic vehicle identification (AVI), cashless payments, and product authentication. Catalyzed by the rapid

development of global standards (e.g. UCC / Auto-ID, ISO), support from the leading retailers and manufacturers (e.g. Wal-Mart (NYSE: WMT)), and the promise of unprecedented efficiency improvements (e.g. real-time inventory visibility and responsiveness), RFID is moving to the forefront of the supply chain and other mass-market applications. As a pure play RFID company with an extensive and flexible line of products, and experienced engineering, manufacturing, and customer service teams, SIRIT is uniquely positioned to capitalize on the impending RFID revolution.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

Janet Segat Investor Relations and Administration Tel.: 1-800-626-7221 jsegat@sirit.com	Fred Veinot Vice President, Marketing Tel.: 1-800-498-8760 ext. 225 fveinot@sirit.com